Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Report Fourth Quarter and Full Year 2019 Unaudited

Financial Results on April 3, 2020

BEIJING, March 27, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it will release its unaudited financial results for the fourth quarter and full year ended December 31, 2019 on Friday, April 3, 2020, before U.S. markets open.

Xinyuan’s management team will host an earnings conference call to discuss its fourth quarter and full year 2019 financial results on Friday, April 3, 2020 at 8:00am ET, listeners may access the call by dialing:

US Toll Free:	1-800-263-0877

Toll/International:	1-323-794-2094

China National:	4001 209101

Hong Kong Toll Free:	800 961 105

United Kingdom Toll Free:	0800 358 6377

A replay of the conference call may be accessed by phone at the following numbers until April 10, 2020:

US:	1-844-512-2921

International:	1-412-317-6671

Access code:	7859451

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

A live broadcast will be also available at Roadshowing and FUTU platform, the links are as follows:

https://q.futunn.com/nnq/detail?id=103877707104260

https://m.roadshowing.com/#/showdetails/16343

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com